UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 19, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       KPN: 1.5 million ADSL users, dated April 19, 2005.

Press release

Date
April 19, 2005
Number
KPN: 1.5 million ADSL users	022pe

KPN has today connected its one and a half millionth ADSL user.

KPN passed a previous milestone in 2004 when it achieved a 44% share of the total consumer broadband market, thereby overtaking the cable operators and establishing ADSL as the leading broadband technology in the Netherlands.

On March 1 2005, KPN announced that it would upgrade its network to ADSL2+, with the project being scheduled for completion by year-end. The ADSL2+ technology enables users to make phone calls, surf the net at high speed and watch television through a single broadband connection.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 21, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel